Mail Stop 3561

December 14, 2005

Via U.S. Mail and Fax (801-816-6010)
Ida K. Kane
Senior Vice President and Chief Financial Officer
INVESTools, Inc.
13947 South Minuteman Drive
Draper, Utah 84020

      RE: **INVESTOOLS, INC.**
              Forms 10-K for the year ended December 31, 2004
              Filed March 31, 2005
              Form 10-Q for the quarter ended March 31, 2005
              Filed May 10, 2005
              File No. 0-31226

Dear Ms. Kane:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director